

February 15, 2013

Via E-mail
M. Scot Wingo
Chief Executive Officer
ChannelAdvisor Corporation
2701 Aerial Center Parkway
Morrisville, NC 27560

> **Re:** **ChannelAdvisor Corporation**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 1, 2013**
> **CIK No. 0001169652**

Dear Mr. Wingo:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated January 15, 2013.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Summary Consolidated Financial Data, page 8

1. We acknowledge your response to prior comment 9 and note that you have revised the disclosure on page 27. However, it appears that your disclosure on page 31 continues to indicate that you will use a portion of the proceeds to repay the outstanding balance under your debt facilities. Please revise to be consistent with your response and disclosure on page 27.

Risk Factors

We rely on two non-redundant data centers…, page 14

2.   You indicate in your response to prior comment 11 that you are not substantially dependent on the two agreements with the data centers. According to your risk factor, however, if you are unable to renew the agreements you could incur significant costs to transfer to new data facilities. In addition, interruptions in service could, among other things, reduce your revenue. As such, it appears that you may be substantially dependent on these agreements. Please expand your analysis or file the agreements in accordance with our prior comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Operating Performance Metrics, page 40

3.   You state in the response to prior comment 16 that you use SKUs as an indication of scale rather than an indicator of performance. Yet, your disclosure in the last sentence of the second paragraph on page 1 compares the September 30, 2012 SKUs with the December 31, 2010 SKUs, which appears to present SKUs as a measure of performance. Please advise.

Results of Operations

Comparison of Nine Months Ended September 30, 2011 and 2012, page 46

4.   We note your revisions on page 46 in response to prior comment 18, where you indicate that the 16.8% increase in the average revenue per core customer was driven by both price increases and the amount of GMV processed. In your amended submission, please disclose the extent to which the increase is attributable to increases in price or volume for periods being compared, such as fiscal year ended December 31, 2012 and 2011. Refer to Item 303(a)(3)(iii) of Regulation S-K. Likewise, provide equivalent disclosure for your revisions in response to prior comment 19 on pages 48 and 49.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 57

5.   We note the revised disclosures provided in response to prior comment 24. Your disclosures on page 58 indicate that you updated your list of comparable companies used to estimate volatility to include companies that had recently completed IPOs. We also note your disclosure on page 60 which indicates that the guideline companies used in the market approach remained the same in each valuation in 2012. Please explain your basis for not updating the guideline companies used in the market approach to include

companies that had recently completed IPOs and to replace some of the companies that had been used in prior periods with others that you believed to be more comparable.

Management

Non-Employee Director Compensation, page 91

6.   We are unable to locate a copy of your agreement with Mr. Williams. Please advise. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Principal Stockholders, page 103

7.   Please further revise footnote (2) in response prior comment 39 so that for each of the shares beneficially owned by entities affiliated with New Enterprise Associates you identify a natural person that has voting or dispositive power. As currently revised, voting and dispositive power over the 59,823,606 shares held by NEA 12 appears to be partly held by the entity NEA Partners 12 and the unidentified general partners of NEA 12, NEA 12 GP, LLC, and NEA Partners 12. Further, as for the 33,577 shares held by VEN 2007, you only state that they are indirectly held by Karen P. Welsh instead of disclosing the natural persons that have voting or dispositive power. In your response, consider using the term "voting and/or dispositive power" instead of stating that shares are indirectly beneficially owned or indirectly held.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

7. Income Taxes, page F-20

8.   Your response to prior comment 47 indicates that you have not performed earnings and profit studies on foreign subsidiaries to determine the amount of unremitted earnings because you have no intention of repatriating such earnings. The staff notes that GAAP requires that the company determine the differences between the book basis and tax basis of assets and liabilities and to record deferred income taxes on those differences. In this regard, we note that the fact that you have concluded that the earnings are indefinitely reinvested does not remove the requirement to disclose the accumulated amount of undistributed earnings of foreign subsidiaries. Please explain to us how you concluded that under GAAP you are not required to determine the amount of undistributed earnings of your foreign subsidiaries. Refer to ASC 740-30.

9.   Your response to prior comment 47 also indicates that you consider these earnings to be indefinitely invested due to your intention to continue investing in these subsidiaries for the foreseeable future. Please confirm that you have evidence of specific plans for the reinvestment of the undistributed earnings which demonstrates that remittance of the

earnings will be postponed indefinitely and provide us with a summary of those plans. See ASC 740-30-25-14.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Brian F. Leaf, Esq.
        Cooley LLP